                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                         PROVIDENT AMERICAN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               Common Voting Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   743832-990
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Anthony R. Verdi, Chief Financial Officer, Provident American Corporation, 2500 DeKalb Pike, P. O. Box 511, Norristown, PA 19404-0511
Telephone: (610) 279-2500
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 18, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

-------------------------------------------------------------------------------
CUSIP No. 743832-990                                                    13-D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Richard E. Field ("Field")........Social Security No.: ###-##-####
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     SC, PF
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States of America
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER                  457,500
   SHARES      |     |
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER             457,500
PERSON WITH    |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            457,500
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            4.5%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            IN
------------------------------------------------------------------------------
                               *SEE INSTRUCTIONS

Item 5.  Interest in Securities of the Issuer.

        Richard E. Field

                  (a) 457,500 shares of Issuer's Common Voting Stock, representing 4.5% of outstanding shares

                  (b)     Sole power to vote and dispose of 457,500 shares

                  (c) On June 9, 1997, Field sold 50,000 shares of the Issuer's Common Voting Stock for a total consideration of $250,000 at a price per share of $5.00 in a market transaction. On June 18, 1997, Field sold 200,000 shares of the Issuer's Common Voting Stock for a total consideration of $841,437.50 at a price per share of $4.21 in a market transaction. The two transactions reduced the number of shares held by Field from 707,500 to 457,500 and the percentage of the class of shares held from 7.0% to 4.5%.

                  (d)     Not applicable

                  (e)     Not applicable



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 17, 1997
----------------
Date


    /s/ Richard E. Field
-------------------------------
Signature


Richard E. Field
-------------------------------
Name/Title